FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                        For the month of December, 2006

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F  X      Form 40-F
                                  -----            -----

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

                             Yes          No  X
                                -----       -----

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

                                      N/A

                       Huaneng Power International, Inc.
                     West Wing, Building C, Tianyin Mansion
                           No. 2C Fuxingmennan Street
                                Xicheng District
                              Beijing, 100031 PRC

This Form 6-K consists of:

         The announcement on resolutions passed by the Board of Directors of Huaneng Power International, Inc. (the "Registrant"), made by the Registrant in English on December 4, 2006.









                                   SIGNATURE





         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



                          HUANENG POWER INTERNATIONAL, INC.



                          By  /s/ Huang Jian
                                  ----------




                          Name:    Huang Jian

                          Title:   Company Secretary



Date:    December 6, 2006

                               [GRAPHIC OMITTED]

(a Sino-foreign joint stock limited company incorporated in the People's Republic of China) (Stock Code: 902)

                       Overseas Regulatory Announcement
                  Resolutions passed by the Board of Directors

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules").

According to the applicable laws and the articles of association of Huaneng Power International, Inc. (the "Company"), the fifth session of the board of directors of the Company (the "Board") has resolved unanimously in writing the following resolutions. The transactions as contemplated by such resolutions do not constitute transactions under Chapter 14 and Chapter 14A of the Listing Rules.

1. The proposal regarding the listing plan of Shenzhen Energy Group Limited Company has been considered and approved

      It was resolved that Shenzhen Energy Group Limited Company ("Shenzhen Energy Group") would implement the listing proposal (the "Listing Plan") of Shenzhen Energy Investment Co., Ltd. ("SEI") by way of asset sale in the following manner:

      (1) Shenzhen Energy Group to subscribe an aggregate of not more than 800,000,000 new shares to be issued by SEI by injection of certain assets held by Shenzhen Energy Group ("SEG Subscription"); and

      (2) upon completion of the SEG Subscription, Shenzhen Energy Group will be dissolved through appropriate arrangement at appropriate time so as to achieve the aim that Shenzhen State-owned Assets Administration Commission ("SSAAC") and the Company could each directly hold shares in SEI.

      The Board of the Company was of the view that it was in the interest of the Company and its shareholders as a whole to support the Listing Plan.

2. The proposal on the subscription of the shares of SEI at its new issue by way of cash was considered and approved

      It was resolved to subscribe an aggregate of not more than 200,000,000 new shares of SEI at its new issue at the price of RMB7.60 each by way of cash so as to ensure that the Company will have an effective interest in SEI of not less than 25% of the total issued shares of SEI.

      The Board of the Company was of the view that the subscription of the shares of SEI at its new issue with a view of ensuring the Company's interests in SEI to maintain at the level of not lower than 25% is consistent with the Company's long-term development strategy and the long-term benefit of the shareholders of the Company as a whole.

3. The proposal to authorise the directors of the Company to handle and implement the above-mentioned resolutions and any other matters ancillary thereto was considered and approved

      It was resolved to authorise Mr. Na Xizhi and Mr. Huang Long (both are directors of the Company) to act on behalf of the Company (1) to take all necessary action to deal with the matters relating to the Listing Plan, including but not limited to executing all necessary documents on the Company's behalf; (2) to represent the Company to reach all necessary agreement or arrangement with SSAAC and take all necessary actions to achieve the aim of having SSAAC and the Company each directly holding shares in SEI as soon as possible after the listing of SEI; and (3) to take all necessary actions in relation to the matters on the subscription of the shares of SEI at its new issue by way of cash, including but not limited to executing all necessary documents.

                                                           By Order of the Board
                                                                 Huang Jian
                                                             Company Secretary

As at the date of this announcement, the directors of the Company are:

Li Xiaopeng                                              Qian Zhongwei
(Executive Director)                                     (Independent non-executive director)
Huang Yongda                                             Xia Donglin
(Non-executive Director)                                 (Independent non-executive director)
Na Xizhi                                                 Liu Jipeng
(Executive Director)                                     (Independent non-executive director)
Huang Long                                               Wu Yusheng
(Non-executive Director)                                 (Independent non-executive director)
Wu Dawei                                                 Yu Ning
(Non-executive Director)                                 (Independent non-executive director)
Shan Qunying
(Non-executive Director)
Ding Shida
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Beijing, the PRC
4th December 2006